

Mail Stop 3720

August 24, 2016

Andrew Fitzmaurice
Chief Executive Officer
Nord Anglia Education, Inc.
Level 12, St. George's Building
2 Ice House Street
Central, Hong Kong

> **Re: Nord Anglia Education, Inc.**
> **Form 20-F for Fiscal Year Ended August 31, 2015**
> **Filed December 31, 2015**
> **File No. 1-36351**

Dear Mr. Fitzmaurice:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F filed December 31, 2015

Item 5. Operating and Financial Review and Prospects, page 53

1. Your presentation of Adjusted Cost of Sales and Adjusted Gross Profit is inconsistent with Question 100.01 of the updated Compliance and Disclosure Interpretations on Non-GAAP financial issues on May 17, 2016. Please comply with this guidance in your next filing.

Financial Statements

Note 1 – Accounting Policies, page F-10

Derivative financial instruments, page F-21

2. If significant to an understanding of your liquidity, please disclose the amount of cash and cash equivalents held by foreign subsidiaries.   Additionally, to the extent material, please describe any significant amounts that may not be available for U.S. operations related to cash and cash equivalents held by foreign subsidiaries where you consider earnings to be permanently reinvested. Also, address the potential tax implications of repatriation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications